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                            March 16, 2021

       Ernie Garateix
       Chief Executive Officer
       Heritage Insurance Holdings, Inc.
       2600 McCormick Drive, Suite 300
       Clearwater, FL 33759

                                                        Re: Heritage Insurance
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2021
                                                            File No. 333-254091

       Dear Mr. Garateix:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance